(FIRST STATE BANCORPORATION LETTERHEAD)

August 18, 2009

Mr. Mark Webb

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	First State Bancorporation
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 001-12487

Dear Mr. Webb,

We appreciate your comments of the above referenced filing and related materials and understand that the review process is an integral aspect to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We have prepared our responses to the comments requested and have provided the detail we hope will resolve the questions generated as part of your review. For your convenience, we have included the text of the Staff’s comments in this letter in bold text followed, in each case, by our response.

Form 10-K for the Fiscal Year Ended December 31, 2008:

Item 1A. Risk Factors, page 18

1.	Many of your risk factors are generic. In your next Form 10-Q, please include a revised risk factor section that discusses the most significant factors that make owning your securities speculative or risky. Do not present risks that could apply to any issuer. For example, one of your risk factors is captioned “Banking regulations may restrict our ability to pay dividends” when, in fact, at the time the Form 10-K was filed you were prohibited from paying dividends by the Informal Agreement. In addition, update the risk factors to present your current situation, such as entry into the Written Agreement. These are only a couple of examples. Please review the entire risk factors section with a view towards complying with this comment. See Item 503(c) of Regulation S-K.

Response:

In future filings, we will take a more specific approach to discuss the most significant factors that make owning our securities speculative or risky as opposed to being more generic on the industry as a whole. We continuously try to review and update our risk factors in light of the current risks associated with owning our stock.

In an effort to address the comments related to the two specific risk factors referred to in the comment letter, we modified the heading for the risk factor captioned “Banking regulations may restrict our ability to pay dividends” to “Banking regulations have restricted our ability to pay dividends” and also modified text in that risk factor. We also added a risk factor captioned “Non-compliance of our Regulator Agreement may adversely affect our operations,” to present our current situation with our recent entry into the Written Agreement. We also carried forward the most significant factors that make owning our securities speculative or risky. The following Risk Factors were included in our Form 10-Q filed for the period ended June 30, 2009.

Risk Factors

It may be difficult to trade our shares if we are unable to maintain our listing on the Nasdaq Stock Market or if our stock becomes subject to the penny stock rules of the Securities and Exchange Commission (“SEC”).

Our shares are currently listed with Nasdaq on its Global Select Market. This listing is dependent on us maintaining certain minimum listing standards, including, among others, minimum bid price and stockholders’ equity standards. If we continue to incur losses as we did in 2008 and in the six months ended June 30, 2009 and cannot maintain the standards for continued listing on the Nasdaq Global Select Market, our common stock could be subject to delisting. Trading in our common stock could then be conducted on the over-the-counter market on the OTC Bulletin Board, and we could become subject to the penny stock rules maintained by the SEC. These rules impose additional sales practice requirements on broker-dealers. The additional sales practice requirements could materially adversely affect the willingness or ability of broker-dealers to sell our common stock. As a result, it may be difficult to sell shares or to obtain accurate quotations as to the price of our shares. In addition, it may be more difficult for us to obtain additional equity financing due to liquidity concerns of potential investors. In the past six months, our share price has been below $1.00, but not for thirty consecutive business days, the determining time for failure to meet the minimum bid price on Nasdaq. We have not received a notice from Nasdaq concerning our trading price. Although Nasdaq previously suspended its rules requiring a minimum bid price until July 31, 2009, such rules have now been reinstated. We believe we are currently in compliance with all other listing standards applicable to us. There can be no assurance that we will be able to maintain compliance or that the Nasdaq Stock Market will not revise the standards in a way that would make it more difficult for us to comply.

We operate in a highly regulated environment; changes in federal and state laws and regulations and accounting principles may adversely affect us.

We are a bank holding company. Bank holding companies and their subsidiaries operate in a highly regulated environment, subject to extensive supervision and examination by federal and state bank regulatory agencies. We are subject to changes in federal and state law, as well as changes in regulation and governmental policies, income tax law, and accounting principles. Any change in applicable regulations, or federal or state legislation, or in accounting principles could have a significant impact on us and our results of operations. Additional legislation or regulations, including the EESA (“Emergency Economic Stabilization Act”) and any other legislation or regulation that could be brought about by the current credit and liquidity crisis, may significantly affect our powers, authority, and operations. If new legislation, regulations, or accounting principles are enacted or adopted, our results of operations and financial condition may be adversely affected.

In particular, we are subject to the Bank Holding Company Act of 1956, as amended, and to regulation and supervision by the Federal Reserve Board. First Community Bank, as a state member bank of the Federal Reserve System, is subject to regulation and supervision by the Federal Reserve Board and the New Mexico Financial Institutions Division of the Regulation and Licensing Department and, because its deposits are insured, by the Federal Deposit Insurance Corporation. Our operations in Arizona may also be subject to regulation and supervision by the Arizona State Banking Department. Regulators have significant discretion and power to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of the regulators’ supervisory and enforcement duties. If regulators exercise these powers, our results of operations and financial condition may be adversely affected.

The Federal Reserve Board has a policy stating that a bank holding company is expected to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support the subsidiary bank. Under this doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices if it fails to commit resources to such a subsidiary bank. A capital injection may be required at times when the holding company may be required to borrow the funds or otherwise obtain the funds from external sources. If we are required to make such a capital injection, we may need to seek capital in order to do so and we may not be able to borrow or otherwise raise capital on favorable terms, or at all.

Non-compliance of our Regulator Agreement may adversely affect our operations.

As a result of the most recent safety and soundness examination of the Company and our subsidiary First Community Bank, which was conducted jointly by the Federal Reserve and the New Mexico Financial Institutions Division, we entered into an agreement on July 2, 2009 (the “Regulator Agreement”). Under the terms of the Regulator Agreement, we agreed, among other things, to engage an independent consultant acceptable to the regulators to assess the Bank’s management and staffing needs, assess the qualifications and performance of all officers of the Bank, and assess the current structure and compositions of the Bank’s board of directors and its committees. In addition, within 60 days of the Regulator Agreement, the Company and or the Bank will submit a written plan to strengthen lending and credit risk management practices and improve the Bank’s position regarding past due loans, problem loans, classified loans, and other real estate owned; maintain sufficient capital at the Bank, holding company and the consolidated level; improve the Bank’s earnings and overall condition; and improve management of the Bank’s liquidity position, funds management process, and interest rate risk management. The Company and or the Bank have also agreed to maintain an adequate allowance for loan and lease losses; charge-off or collect assets classified as “loss” in the Report of Examination that have not been previously collected or charged off; not to pay any dividends; not to distribute any interest, principal or other sums on trust preferred securities; not to issue, increase or guarantee any debt; not to purchase or redeem any shares of the Company’s stock; and not to accept any new brokered deposits, even if the Bank is considered well capitalized. There can be no assurance that the Company and or the Bank’s plans or level of capital will be deemed sufficient by the Regulators. Compliance with the terms of the Regulator Agreement may be expensive, and may take a significant amount of time of our management. However, if we fail to comply with the terms of the Regulator Agreement, we may be subject to further regulations.

Defaults in the repayment of loans may negatively affect our business.

A borrower’s default on its obligations under one or more of our loans may result in lost principal and interest income and increased operating expenses as a result of the allocation of management time and resources to the collection and work-out of the loan. In certain situations, where collection efforts are unsuccessful or acceptable work-out arrangements cannot be reached, we may have to write-off the loan in whole or in part. In these situations, we may acquire real estate or other assets, if any, which secure the loan through foreclosure or other similar available remedies. In these cases, the amount owed under the defaulted loan often exceeds the value of the assets acquired.

We regularly make a determination of an allowance for loan losses based on available information, including the quality of and trends in our loan portfolio, economic conditions, the value of the underlying collateral, historical charge-offs, and the level of our non-accruing loans. Provisions for this allowance result in an expense for the period. Given the current economic conditions and trends, management believes we will continue to experience credit deterioration and higher levels of nonperforming loans in the near-term, which may cause us to continue to have negative earnings or otherwise adversely impact our financial condition and results of operations.

To qualify as collateral under the FHLB credit policy, loans must not be past due 90 days or more or classified substandard or below. Continuing deterioration of the loan performance could result in the Company being unable to satisfy the collateral requirements of the FHLB and the financial condition of the Company may be adversely affected.

As of June 30, 2009, our allowance for loan losses was $109.1 million or 4.89% of total loans held for investment. Our allowance for loan losses may not be sufficient to cover future loan losses. Future adjustments to the allowance for loan losses may be necessary if economic conditions differ substantially from the assumptions used or further adverse developments arise with respect to our nonperforming or performing loans. Material additions to our allowance for loan losses could have a material adverse effect on our financial condition and results of operations.

In addition, bank regulatory agencies periodically review our allowance for loan losses and the values we attribute to real estate acquired through foreclosure or other similar remedies. These regulatory agencies may require us to adjust our determination of the value for these items. If we are required to adjust our allowance for loan losses, our results of operations and financial condition may be adversely affected.

Our profitability depends significantly on local and overall economic conditions.

Our success is dependent to a significant extent upon local economic conditions in the communities we serve and the general economic conditions in the United States. The economic conditions, including real estate values, in these areas and throughout the United States, have a significant impact on loan demand, the ability of borrowers to repay these loans, and the value of the collateral securing these loans. The current decline in general economic conditions, including the decline in real estate values, has resulted in an increase in our nonperforming assets and an increase in our charge-offs on defaulted loans during 2008. A further decline in economic conditions, including depressed real estate values, over a prolonged period of time in any of these areas could cause additional significant increases in nonperforming assets and could continue to affect our ability to recover on defaulted loans by foreclosing and selling the real estate collateral, which could continue to cause decreased operating results, liquidity, and capital. As of June 30, 2009, approximately 86% of the book value of our loan portfolio consisted of loans collateralized by various types of real estate.

Our loan portfolio is currently concentrated in New Mexico, Colorado, Utah, and Arizona. Adverse economic conditions in these states could have a greater effect on our ability to attract deposits and result in high rates of loss and delinquency on our loan portfolio compared to competitors who may have more geographic diversification.

We may not be able to meet the cash flow requirements of our depositors and borrowers unless we have sufficient liquidity.

Liquidity is the ability to meet current and future cash flow needs on a timely basis at a reasonable cost. Our liquidity is used to make loans and to repay deposit liabilities as they become due or are demanded by customers. We regularly monitor our overall liquidity position to ensure that various alternative strategies exist to cover unanticipated events that could affect liquidity. Without sufficient liquidity from these potential sources, we may not be able to meet the cash flow requirements of our depositors and borrowers. Also, see Item 2: “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources.”

The recent disruption and illiquidity in the credit markets are continuing challenges that have generally made potential funding sources more difficult to access, less reliable, and more expensive. In addition, liquidity in the inter-bank market, as well as the markets for commercial paper, certificates of deposits, and other short-term instruments have significantly contracted. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers, including other financial institutions. These market conditions have made the management of our own and our customers’ liquidity significantly more challenging. At December 31, 2008, all outstanding borrowings with the FHLB were collateralized by a blanket pledge agreement on the Company’s loan portfolio. Subsequent to December 31, 2008, the FHLB notified the Company that its blanket lien will be replaced by a custody arrangement, whereby the FHLB will have custody and endorsement of the loans that collateralize its FHLB borrowings. Sufficient collateral was delivered to satisfy the original requirements of the custody arrangement; however, effective July 29, 2009, the FHLB increased the collateral requirement. Loan collateral with approximately $900 million in par value and approximately $90 million in cash and investment securities has been delivered as collateral to FHLB and management expects to deliver an additional $425 million in par value of loans and investment securities if needed to satisfy the additional requirements. Management believes that we have sufficient loan and investment securities collateral to deliver to the FHLB to fully satisfy the new requirements. However, as the collateral values are determined subjectively by the FHLB, there is no assurance that the FHLB will not require additional collateral or repayment of existing borrowings. Based on our current status with the FHLB, the Company no longer has the ability to draw down additional advances. Under the terms of the Bank’s agreement with the FHLB, the FHLB may at its own option call the outstanding debt due and payable if any of the following have occurred: the Bank has suspended payment to any creditor or there has been an acceleration of the maturity of any indebtedness of the Bank to others; the FHLB reasonably and in good faith determines that a material adverse change has occurred in the financial condition of the Bank; or the FHLB reasonably and in good faith deems itself insecure in the collateral even though the Bank is not otherwise in default.

Based on the Company’s agreement with the FHLB and the FHLB’s credit policy, as the existing borrowings mature, they will be allowed to continuously renew for like amounts, but for terms not to exceed thirty days. The Company has not received any notice from the FHLB regarding a call of its outstanding debt.

A further deterioration in the credit markets or a prolonged period without improvement of market liquidity could adversely affect our liquidity and financial position, including our regulatory capital ratios, and could adversely affect our business, results of operations, and prospects.

Supervisory guidance on commercial real estate concentrations could restrict our activities and impose financial requirements or limitations on the conduct of our business.

The Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, and the Federal Deposit Insurance Corporation have joint supervisory guidance on sound risk management practices for concentrations in commercial real estate lending. The guidance is intended to help ensure that institutions pursuing a significant commercial real estate lending strategy remain healthy and profitable while continuing to serve the credit needs of their communities. The agencies are concerned that rising commercial real estate loan concentrations may expose institutions to unanticipated earnings and capital volatility in the event of adverse changes in commercial real estate markets. The guidance reinforces and enhances existing regulations and guidelines for safe and sound real estate lending. The guidance provides supervisory criteria, including numerical indicators to assist in identifying institutions with potentially significant commercial real estate loan concentrations that may warrant greater supervisory scrutiny. The guidance does not limit banks’ commercial real estate lending, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their commercial real estate concentrations. The lending and risk management practices will be taken into account in supervisory evaluation of capital adequacy. Our commercial real estate portfolio as of June 30, 2009, meets the definition of commercial real estate concentration as set forth in the final guidelines. If our risk management practices are found to be deficient, it could result in increased reserves and capital costs.

Fluctuations in interest rates could reduce our profitability.

Our net interest income may be reduced by changes in the interest rate environment. Our earnings depend to a significant extent on the interest rate differential. The interest rate differential or “spread” is the difference between the interest earned on loans, securities, and other interest-earning assets, and interest paid on deposits, borrowings, and other interest-bearing liabilities. These rates are highly sensitive to many factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. In particular, changes in the discount rate by the Board of Governors of the Federal Reserve System (“Federal Reserve”) usually lead to changes in interest rates, which affect our interest income, interest expense, and securities portfolio. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. Loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. We cannot assure you that we can minimize our interest rate risk. In addition, an increase in the general level of interest rates may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, loan origination volume, which may cause us to continue to have negative earnings or otherwise adversely impact our results of operations and financial condition.

In addition, our net income is affected by our interest rate sensitivity. Interest rate sensitivity is the difference between our interest-earning assets and our interest-bearing liabilities maturing or repricing within a given time period. Interest rate sensitivity is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. Since the middle of 2007, and as of December 31, 2008, the Federal Reserve has lowered the discount rate 500 basis points which has negatively impacted our interest spread. As of June 30, 2009, our cumulative interest rate gap for the period up to three months was a positive $636.4 million. If additional rate decreases occur, our results of operations and financial condition may be further adversely affected.

Our real estate construction loan portfolio may expose us to increased credit risk.

At June 30, 2009, our portfolio of real estate construction loans totaled $835.6 million or 37.2% of total loans. Approximately 43% of these loans are related to residential construction and approximately 57% are for commercial purposes or vacant land. During 2007, 2008, and the first half of 2009, the housing markets declined, evidenced by excess lot inventory and higher levels of completed unsold housing inventory. The decline in the housing market, sub-prime loan crisis, and tightening of credit markets has led to higher than normal foreclosure rates on a national level. Of the states that we operate in, Arizona, where we have the lowest dollar amount of real estate construction loans, has had the largest downturn in the residential real estate market. Although New Mexico, Colorado, and Utah have not experienced as significant a downturn in the residential real estate market, foreclosure rates have had a ripple effect on the construction industry as well as the acquisition and development sectors exposing us to increased credit risk within our construction loan portfolio.

Banking regulations have restricted our ability to pay dividends.

The Company and First Community Bank are both currently precluded from paying dividends pursuant to the Regulator Agreement. There is no assurance that the Company or First Community Bank will be able or permitted to resume paying dividends.

Although we hold all of the outstanding capital stock of First Community Bank, we are a legal entity separate and distinct from First Community Bank. Our ability to pay dividends on our common stock or service our obligations will depend primarily on the ability of First Community Bank to pay dividends to us. First Community Bank’s ability to pay dividends and make other capital distributions to us is governed by federal and state law. Federal and state regulatory limitations on a bank’s dividends generally are based on the bank’s capital levels and current and retained earnings. The earnings of First Community Bank may not be sufficient to make capital distributions to us in an amount sufficient for us to service our obligations or to pay dividends on our common stock. During the third quarter of 2008, we suspended the payment of interest on all of our existing trust preferred securities, pursuant to an informal agreement with regulators. We have since entered into the Regulator Agreement which prohibits us from making such payments.

First Community Bank is prohibited under federal law from paying any dividend that would cause it to become “undercapitalized.” It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available from the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. Federal Reserve Board policy also provides that bank holding companies should not maintain such a level of cash dividends that would undermine the bank holding company’s ability to provide financial resources as needed to its insured banking subsidiaries. Additionally, the Federal Reserve Board has the right to object to a distribution on safety and soundness grounds. Depending upon the circumstances, the Federal Reserve Board could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

The terms of our trust preferred securities may restrict our ability to pay dividends.

The terms of our trust preferred securities allow us to suspend payments of interest, at our option, for up to five years. Since we have exercised our option to suspend those payments, we are prohibited from paying any dividends on any class of capital stock for as long as the trust preferred interest payments remain suspended. Pursuant to the Regulator Agreement, we are prohibited from paying interest on all of our existing trust preferred securities. Our ability to make interest payments on the trust preferred securities is highly dependent on receiving dividends from First Community Bank. There is no assurance that we will be able to resume making the interest payments.

Item 5. Market for registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Common Stock, page 31

2.	In future filings, please revise the disclosure in the paragraph before the table to describe what is being presented in the table and to remove the references to over-the-counter market transactions.

Response:

In future filings, the paragraph above the table on page 31 will be deleted in its entirety and replaced with the following:

Our Common Stock is traded on The Nasdaq Stock Market as a member of their Global Select Market under the symbol “FSNM.” Our Common Stock commenced trading on November 3, 1993. The following table presents the per share diluted net earnings, dividends paid, and book value for each quarter within the two most recent fiscal years. In addition, the table presents the range of high and low closing sales prices of our common stock, and the quarter end closing sales price for each quarter within the two most recent fiscal years as reported by the NASDAQ Global Select Market.

Securities Authorized for Issuance Under Equity Compensation Plans, page 32

3.	In future filings, please provide the information required by Item 201 (d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5. See Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information.

Response:

In future filings, the section Securities Authorized for Issuance Under Equity Compensation Plans including the table will be moved in its entirety from Item 5 of Form 10-K to Item 12 of Form 10-K. The disclosure will be unchanged from its current form.

Item 8. Financial Statements and Supplementary Data

Nonperforming Assets, page A-22

4.	We note your disclosure regarding the increase in non-performing loans. Further, we note the increase is primarily attributable to your residential construction and lot development portfolios. Given the significant increase during 2008 (approximately $87 million) and the first quarter of 2009 (approximately $45 million), please tell us and revise your future filings to provide the following additional information regarding these loans:

•	Discuss whether the increase in non-performing loans relates to a few large credit relationships or several small credit relationships or both; and

•	If a few large credit relationships make up the majority of your non- performing loans, discuss those relationships in detail, including:

•	General information about the borrower (i.e. residential homebuilder, commercial or residential land developer, etc.)

•	The type of collateral securing the loan;

•	The amount of total credit exposure outstanding;

•	The amount of the allowance allocated to the credit relationship; and

•	Provide additional information to allow us to understand the lending relationship for each credit.

Provide us with this information as of December 31, 2008, March 31, 2009 and June 30, 2009.

Response

As requested in the comment letter we incorporated additional disclosure into our discussion related to the increase in non-performing loans in our most recent Form 10-Q filing. The additional disclosure provides further information expanding on the composition of the increase in non-performing loans. The following disclosure was included our Form 10-Q filed for the period ended June 30, 2009 to provide additional insight into the increase in non-performing loans.

From the Form 10-Q June 30, 2009, footnote 6. Loans and Allowance for Loan Losses, page 14.

The increase in non-performing loans relates to various small to medium sized loans. At June 30, 2009, the non-performing loans included approximately 300 borrower relationships. The largest borrower relationships, that also have the highest risk of loss, are loans for acquisition and development of residential lots. The six largest, with balances ranging from $8.3 million to $15.8 million, comprise $62.0 million, or 29%, of the total non-performing loans and have balances of $42.1 million in New Mexico, $10.7 million in Colorado, and $9.3 million in Utah. The allowance for loan losses on these loans totaled $16.5 million at June 30, 2009. These six loans are collateralized by partially developed lots, developed lots and vertical construction. No other non-performing borrower relationship is greater than 4% of the total non-performing loans.

Similar disclosure as of December 31, 2008 and March 31, 2009 would have looked as follows:

The increase in non-performing loans relates to various small to medium sized loans. At December 31, 2008, the non-performing loans included more than 250 borrower relationships. The largest borrower relationships, that also have the highest risk of loss, are loans for acquisition and development of residential lots. The four largest, with balances ranging from $5.6 million to $14.1 million, comprise $33.6 million, or 28.4%, of the total non-performing loans and have balances of $8.2 million in New Mexico, $14.1 million in Colorado, and $11.3 million in Utah. The allowance for loan losses on these loans totaled $3.6 million at December 31, 2008. These four loans are collateralized by partially developed lots, developed lots and vertical construction. No other non-performing borrower relationship is greater than 5% of the total non-performing loans.

The increase in non-performing loans relates to various small to medium sized loans. At March 31, 2009, the non-performing loans included approximately 300 borrower relationships. The largest borrower relationships, that also have the highest risk of loss, are loans for acquisition and development of residential lots. The six largest, with balances ranging from $5.4 million to $12.1 million, comprise $49.5 million, or 30.2%, of the total non-performing loans and have balances of $26.5 million in New Mexico, $12.1 million in Colorado, and $10.9 million in Utah. The allowance for loan losses on these loans totaled $6.7 million at March 31, 2009. These six loans are collateralized by partially developed lots, developed lots, and vertical construction. No other non-performing borrower relationship is greater than 4% of the total non-performing loans.

Analysis of the Allowance for Loan Losses, page A-23

5.	We note your non-accrual loans totaled $114.1 million at December 31, 2008. Of that amount, you consider approximately $22.9 million to be impaired. Please provide us with the following additional information regarding these loans:

•

Explain to us and in future filings disclose how you determined the remaining $91.2 million of non-accrual loans were not impaired. As these loans are past due and not accruing interest, tell us how you determined it is probable you will be able to collect all amounts due according to the contractual terms of the loan agreements. Refer to paragraph 8 of SFAS 114; and

•	Provide us with a table quantifying non-accrual loans by loan category (similar to those categories found in your loan portfolio table on page A-21).

Response:

The total non-performing loans of $118.3 million as of December 31, 2008 are all considered impaired loans. The disclosure at December 31, 2008 of $22.9 million impaired loans was intended to disclose the amount of loans for which the underlying collateral value was not sufficient to cover the outstanding balance of the loan, such that the loans held a SFAS 114 specific reserve of $8.8 million. The remaining $95.4 million of non-performing loans, which were not separately disclosed as being impaired in the December 31, 2008 Form 10-K, held a SFAS 5 allowance of $7.4 million. We clarified the disclosure in the recently filed Form 10-Q for the period ended June 30, 2009 to include all of the non-performing loans as impaired loans, regardless of whether there is a specific reserve or general reserve held on the loan.

The following disclosure was included in our Form 10-Q filed for the period ended June 30, 2009 in footnote 6. Loans and Allowance for Loan Losses, page 14:

The increase in the level of provision for loan losses is due to increased non-performing assets and net charge-offs. The recorded investment in impaired loans was approximately $211.3 million, $118.3 million and $73.9 million at June 30, 2009, December 31, 2008, and June 30, 2008, respectively. The allowance for loan losses recorded on these loans was approximately $34.1 million, $16.2 million, and $9.8 million at June 30, 2009, December 31, 2008, and June 30, 2008, respectively.

As requested in the comment letter we incorporated additional disclosure into our discussion related to non-performing loans by loan category. The additional disclosure provides further information on the composition of non-performing loans by loan category. The following disclosure was included our Form 10-Q filed for the period ended June 30, 2009, footnote 6. Loans and Allowance for Loan Losses, page 14:

Following is a summary of loans and non-performing loans by major categories:

	Loans		Non-Performing Loans
	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
	(Dollars in thousands)
Commercial	$279,507	$356,769	$7,677	$4,493
Consumer and other	31,570	41,474	2,364	2,394
Real estate – commercial	898,435	1,172,952	36,381	10,912
Real estate – one to four family	186,184	270,613	17,205	9,540
Real estate – construction	835,561	896,117	147,676	90,938

Loans held for investment	2,231,257	2,737,925	211,303	118,277
Mortgage loans available for sale	14,648	16,664	—	—

Total loans	$2,245,905	$2,754,589	$211,303	$118,277

6.	We note your allowance for loan losses includes SFAS 5 subjective reserves of $70.9 million and SFAS 114 specific reserves of $8.8 million. The specific reserves relate to the aforementioned $22.9 million of impaired loans. Therefore, it is our understanding that the subjective reserves relate (in part) to $91.2 million of your non-accrual loans. Please confirm that our understanding is correct.

Response:

Your understanding is correct. As noted in your comment, our allowance for loan losses of $79.7 million includes SFAS 114 specific reserves of $8.8 million and SFAS 5 subjective reserves of $70.9 million. The $8.8 million of specific reserves relate to the $22.9 million of impaired loans and is further described on the top of page A-21 and our response to comment 5 above. The $70.9 million of subjective reserves relate to the remainder of the loan portfolio including the $91.2 million of non-accrual loans for which a specific reserve was deemed unnecessary under SFAS 114.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A:Equity Incentives, page 18

7.	Please tell us why options were granted to your chief executive officer, chief operating officer and chief financial officer under the 2003 Equity Incentive Plan on July 23, 2008. Also tell us how you determined the number of options to grant and how the grants and your decision regarding the grants fit into your overall compensation objectives and affect decisions regarding other elements. See Item 402(b) of Regulation S-K.

Response:

On July 23, 2008 the compensation committee evaluated a list of proposed stock options to be granted to various employees. The list was prepared in response to employee retention issues that had been raised by the Board. Management evaluated various forms of equity compensation including restricted stock and SARs and concluded that stock options would be the best option for the Company because they would have the smallest impact on earnings and would provide a vehicle to help retain its management base in the then current economic environment.

The stock options granted on July 23, 2008 included a total grant of 234,000 options to 42 employees including 35,000 for our chief executive officer, 25,000 for our chief operating officer, and 15,000 for our chief financial officer. The options granted to these three individuals made up 75,000, or 32%, of the options granted on that day.

To further the goal of the option grant as a retention tool, the compensation committee made a change from the typical vesting of 20% per year for five years to a schedule in which no options would vest until after three years, at which time 60% would vest followed by 20% vesting for the following two years. This vesting change was put into place in order to avoid a situation in which the stock price rose rapidly and the effectiveness of the grant as a retention tool diminished to the extent that options were vested.

The number of options granted was based primarily on each individual’s position in the company, the breadth of their responsibilities, and their likelihood of exerting significant influence on the future results of the company.

As noted in the Company’s Compensation Philosophy and Objectives on page 16 of our Definitive Proxy Statement on Schedule 14A, our Compensation Committee has adopted the policy that our executives should be paid fairly for the positions they hold in view of the nature and size of the business that First State operates. We recognize contributions toward our performance by our executives’ compensation levels, which are designed to attract, retain, and reward competent executives who share the objectives of First State and our shareholders. Our Compensation Committee’s goal is to ensure that First State employs qualified, experienced executive officers whose financial interest is aligned with that of the shareholders. Our Compensation Committee attempts to provide a competitive total compensation program, pay fair market wages, and provide incentive and recognition programs to reward employees for the attainment of annual business objectives.

Grant of Plan-Based Awards in 2008, page 29

8.	The information in certain of the footnotes to the table does not seem to correspond to the information in the table. Please revise in future filings. For example, footnote 4 discusses stock options shown in the non-equity incentive plan awards column.

Response:

The information in the footnotes to the table for footnote 4 and footnote 6 as noted incorrectly discuss the non-equity incentive plan awards and should refer to equity incentive plan awards in effect deleting the “Non-” from the second word for footnote 4 and footnote 6. In future filings, the phrase “Non-” will be deleted from footnote 4 and footnote 6.

13. Certain Relationships and Related Transactions, and Director Independence –

Definitive Proxy Statement on Schedule 14A

Credit Transactions, page 12

9.	Please confirm, and revise future filings to disclose, if accurate, that the loans and extensions of credit were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Response:

Your assumption is correct. All loans and extensions of credit were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. In future filings, the phrase “not related to the lender” will be added at the end of the fourth sentence under the Credit Transaction heading on page 12.

The sentence will read as follows:

All outstanding loans and extensions of credit by the Bank to these persons and businesses were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.

Item 14. Principal Accounting Fees and Services

Definitive Proxy Statement on Schedule 14A

Ratification of the Independent Registered Public Accounting Firm, page 6

10.	Please provide the information required by Item 14(5) of Form 10-K regarding your audit committee’s pre-approval policies.

Response:

The following represents the audit committee’s pre-approval policies and will be incorporated into future filings under the Ratification of the Independent Registered Public Accounting Firm section.

Audit Committee pre-approval policies and procedures

The Audit Committee has adopted pre-approval procedures for all services provided by the independent registered public accounting firm that are reviewed at least annually.

The Company’s policy on the use of services provided by the independent registered public accounting firm is to approve in advance all audit services to be provided, including any written engagement letters related thereto. These procedures require that the terms and fees for the annual audit service engagement be pre-approved by the Audit Committee. The established policies and procedures also require pre-approval by the Audit Committee of all permissible non-audit services to be provided by the independent auditing firm. The Company does not engage its independent registered public accounting firm for services other than Audit, Audit-related and Tax services.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent that our proposed disclosures remain inadequate, additional information is still deemed necessary to better understand our disclosures, or if our response has generated additional comments, please contact me at (505) 241-7102 with any other questions.

Sincerely,

/s/ H. Patrick Dee
H. Patrick Dee
Chief Operating Officer
First State Bancorporation